PE 11|14|2014

Received SEC

NOV 14 2014

Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

14008563

NO ACT

November 14, 2014

Act: 1934
Section:
Rule: 14a-8 (CDS)
Public
Availability: 11-14-14

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Visa Inc.
Incoming letter dated September 23, 2014

Dear Ms. Ising:

This is in response to your letters dated September 23, 2014 and October 24, 2014 concerning the shareholder proposal submitted to Visa by James McRitchie and Myra K. Young. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

November 14, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Visa Inc.
Incoming letter dated September 23, 2014

The proposal requests that the board take the steps necessary so that each voting requirement in Visa's charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary, this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

There appears to be some basis for your view that Visa may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Visa will provide shareholders at Visa's 2015 annual meeting with an opportunity to approve amendments to Visa's certificate of incorporation and bylaws that would replace each provision that calls for a supermajority vote with a majority vote requirement. Accordingly, we will not recommend enforcement action to the Commission if Visa omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
EIsing@gibsondunn.com

September 23, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: *Visa Inc.*
Stockholder Proposal of James McRitchie and Myra Young
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Visa Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders (collectively, the "2015 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from James McRitchie and Myra Young (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

A copy of the Proposal, as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company's Board of Directors (the "Board") will consider whether to approve, at a Board meeting on October 22, 2014 (the "October Board Meeting"), amendments to the Company's Fifth Amended and Restated Certificate of Incorporation (the "Current Certificate") and the Amended and Restated Bylaws (the "Current Bylaws") that will substantially implement the Proposal, as discussed below.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

A. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6.

(Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," 1983 Release, and the Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

B. Anticipated Action By The Company's Board To Approve The Proposed Certificate And Bylaw Amendments Substantially Implements The Proposal

The Company's Current Certificate and Current Bylaws contain supermajority voting provisions. At the October Board Meeting, the Board will consider adopting a resolution approving and submitting for stockholder approval at the 2015 Annual Meeting of Stockholders amendments to the Current Certificate and the Current Bylaws that will implement a simple majority voting standard in place of the supermajority voting provisions in the Current Certificate and the Current Bylaws (the "Proposed Certificate and Bylaw Amendments"). If approved, the Board will then submit the Proposed Certificate and Bylaw Amendments to a stockholder vote at the 2015 Annual Meeting of Stockholders. If the Proposed Certificate and Bylaw Amendments receive the requisite stockholder approval, the supermajority voting thresholds in the Current Certificate and the Current Bylaws would be removed. Thus, the Proposed Certificate and Bylaw Amendments would substantially implement the Proposal.

The Staff consistently has concurred that similar stockholder proposals calling for the elimination of provisions requiring "a greater than simple majority vote" (like the Proposal) are excludable under Rule 14a-8(i)(10) where the supermajority voting provisions are removed from a company's governing documents. *See, e.g., Hewlett-Packard Co.* (avail. Dec. 19, 2013) (concurring with the exclusion of a similar stockholder proposal as substantially implemented where the company's board of directors approved amendments to its bylaws that would eliminate the supermajority voting standards required for amendments to the bylaws); *McKesson Corp.* (avail. Apr. 8, 2011) (concurring that the company had substantially implemented a similar stockholder proposal where the company's board of directors approved amendments to its certificate of incorporation and bylaws that would eliminate the supermajority voting standards required for amendments to the certificate of incorporation and bylaws); *Express Scripts, Inc.* (avail. Jan. 28, 2010) (same).

In addition, the Staff has consistently granted no-action relief in situations where the board lacks unilateral authority to adopt amendments to a certificate of incorporation or bylaws but has taken all of the steps within its power to eliminate the supermajority voting requirements in those documents and submitted the issue for stockholder approval. For instance, in *McKesson Corp.*, discussed above, the company's board approved charter amendments to eliminate supermajority voting provisions, but the amendments would only become effective upon stockholder approval. The company argued, and the Staff concurred, that no-action relief was appropriate based on the actions taken by the board and the anticipated actions of the company's stockholders. *See also Applied Materials, Inc.* (avail. Dec. 19, 2008); *Sun Microsystems, Inc.* (avail. Aug. 28, 2008); *H.J. Heinz Co.* (avail. Mar. 10, 2008) (each granting no-action relief for a proposal similar to the Proposal based on board action and, as necessary, anticipated stockholder action).

C. *Supplemental Notification Following Board Action*

We submit this no-action request before the October Board Meeting to address the timing requirements of Rule 14a-8(j). We supplementally will notify the Staff after the Board considers the Proposed Certificate and Bylaw Amendments. The Staff consistently has granted no-action relief under Rule 14a-8(i)(10) where a company has notified the Staff that it intends to recommend that its board of directors take certain action that will substantially implement the proposal and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g.*, *Hewlett-Packard Co.* (avail. Dec. 19, 2013); *Starbucks Corp.* (avail. Nov. 27, 2012); *NiSource Inc.* (avail. Mar. 10, 2008); *Johnson & Johnson* (avail. Feb. 19, 2008); *Hewlett-Packard Co. (Steiner)* (avail. Dec. 11, 2007); *General Motors Corp.* (avail. Mar. 3, 2004); *Intel Corp.* (avail. Mar. 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a stockholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action).

CONCLUSION

Based upon the foregoing analysis, we believe that once the Board adopts the resolution approving the Proposed Certificate and Bylaw Amendments, the Proposal will have been substantially implemented by the Proposed Certificate and Bylaw Amendments and, therefore, will be excludable under Rule 14a-8(i)(10). Thus, we respectfully request that the

Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials in reliance on Rule 14a-8(i)(10).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Ariela St. Pierre, the Company's Senior Vice President, Chief Counsel, Governance and Corporate Secretary, at (650) 432-3111.

Sincerely,

Elizabeth A. Ising

cc: Ariela St. Pierre, Visa Inc.
John Chevedden
James McRitchie
Myra Young

101801251.3

GIBSON DUNN

EXHIBIT A

James McRitchie

FISMA & OMB Memorandum M-07-16

Ms. Ariela St. Pierre, Corporate Secretary
Visa Inc (V)
P.O. Box 8999
San Francisco, CA 94128-8999
PH: 650-432-3200

Dear Ms. St. Pierre,

We are pleased to be Visa Inc. shareholders and appreciate the leadership our company has shown on numerous issues, such as the recent e-payment partnership with Apple. However, when we purchased stock in Visa, we believed it had unrealized potential. Some of this unrealized potential can be unlocked through low or no cost measures by making our corporate governance more competitive.

We are submitting the attached shareholder proposal for a vote at the next annual shareholder meeting. We will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is our delegation to John Chevedden and/or his designee to act as our agent regarding this Rule 14a-8 proposal, and/or modification and presentation of it before and during the forthcoming shareholder meeting. This delegation does not cover proposals that are not rule 14a-8 proposals and does not grant the power to vote.

Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden
FISMA & OMB Memorandum M-07-16) at:
FISMA & OMB Memorandum M-07-16
to facilitate prompt and verifiable communications. Please identify this proposal as our proposal exclusively.

Your consideration and that of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of our proposal promptly by email to
FISMA & OMB Memorandum M-07-16

Sincerely,

James McRitchie — August 5, 2014 (Date)

Myra K. Young — August 5, 2014 (Date)

[V: Rule 14a-8 Proposal, August 8, 2014]

Proposal 4* – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 79%-shareholder majority.

An added incentive to vote for this proposal is our Company's clearly improvable corporate governance and performance as summarized in 2014:

GMI, an independent investment research firm, gave Visa a D in executive pay with $24 million in Total Summary Pay for CEO Charles Scharf in 2013. Visa had not disclosed specific, quantifiable performance target objectives for our CEO, in contrast to 73% of peer companies. Disclosure of performance metrics is essential for investors to assess the rigor of executive incentive pay programs.

GMI was also concerned with our overboarded directors who concurrently had board seats at 4 or more companies. Mary Cranston and Francisco Javier Fernandez-Carbajal carried this to an extreme by also having seats on our audit committee which had only one other member. Suzanne Nora Johnson concurrently had board seats at 4 companies and was additionally overextended with responsibilities on our executive pay and nomination committees.

Wal-Mart sued Visa for $5 billion alleging that Visa worked with large banks to fix the transaction fees it charged to Wal-Mart. A group of U.S. retailers sued Visa and Mastercard, breaking off from a proposed $7 billion settlement reached over fees to process credit card transactions. Many retailers initially criticized the proposed settlement. They say the pact offered inadequate compensation and forced them to sign broad litigation releases that could shield Visa and Mastercard from future lawsuits over antitrust violations.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Simple Majority Vote – Proposal 4*

Notes:
James McRitchie and Myra K. Young, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

VISA

August 15, 2014

Ariela St. Pierre
Head of Global Governance &
Corporate Secretary

VIA OVERNIGHT DELIVERY

John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Stockholder Proposal

Dear Mr. Chevedden:

On August 13, 2014, Visa Inc. (referred to herein as "we" or "Visa") received a letter from James McRitchie and Myra Young (individually, a "Proponent;" together, the "Proponents") requesting that a proposal (the "Proposal") be included in the proxy materials for Visa's 2015 Annual Meeting of Stockholders (the "2015 Annual Meeting"). In their submission, the Proponents designated you as their agent for this Proposal. This submission is governed by Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8"), which sets forth the eligibility and procedural requirements for submitting stockholder proposals to Visa, as well as thirteen substantive bases under which companies may exclude stockholder proposals. We have included a complete copy of Rule 14a-8 with this letter for your reference.

Based on our review of the information provided in the Proponents' letter, our records, and regulatory materials, we are unable to conclude that the Proponents' submission meets the requirements of Rule 14a-8. The Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Unless the deficiencies described below can be remedied in the proper time frame, Visa will be entitled to exclude the Proposal from Visa's proxy materials for the 2015 Annual Meeting.

Ownership Verification

Rule 14a-8(b) provides that to be eligible to submit a stockholder proposal, each shareholder proponent must submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1 percent, of Visa's securities entitled to vote on the proposal at the meeting for at least one year as of the date the stockholder submits the proposal. According to the records of our transfer agent, Wells Fargo Shareowner Services, neither of the Proponents appear to be a registered stockholder. In addition, to date we have not received proof that each of the Proponents has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to Visa.

To remedy this defect, you must submit sufficient proof of each Proponent's ownership of Visa securities. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- A written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, each Proponent continuously held the requisite number of Visa securities for at least one year. For this purpose, the SEC Staff considers the date that a proposal was submitted to be the date the proposal was postmarked or transmitted electronically, which, in the case of the Proposal, was August 8, 2014.

- If either Proponent has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of Visa securities as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that each Proponent has continuously held the required number of shares for the one-year period.

In order to help stockholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance published Staff Legal Bulletin 14F in October 2011 and Staff Legal Bulletin 14G in October 2012. We have included a copy of Staff Legal Bulletin 14F and Staff Legal Bulletin 14G with this letter for your reference. In Staff Legal Bulletin 14F and Staff Legal Bulletin 14G, the SEC Staff clarified that, for purposes of SEC Rule 14a-8(b)(2)(i), only brokers or banks that are DTC participants or affiliates of DTC participants will be viewed as "record" holders of securities that are deposited at DTC. An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant. As a result, you will need to obtain the required written statement from the DTC participant or an affiliate of the DTC participant through which each Proponent's shares are held. For the purposes of determining if a broker or bank is a DTC participant, you may check the list posted at: http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. If the DTC participant or an affiliate of the DTC participant knows the holdings of each Proponent's broker or bank, but does not know each Proponent's individual holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements for each Proponent verifying that, at the time the proposal was submitted, the required amount of securities was held continuously by that Proponent for at least one year – with one statement from the broker or bank confirming each Proponent's ownership, and the other statement from the DTC participant or an affiliate of the DTC participant confirming the broker's or bank's ownership.

In Staff Legal Bulletin 14G, the SEC Staff also clarified that, in situations where a stockholder holds securities through a securities intermediary that is not a broker or bank, a stockholder can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary. If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the stockholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

In order for each Proponent to be eligible as a proponent of this proposal, Rule 14a-8(f) requires that your response to this letter, correcting all procedural deficiencies described in this letter for each of the Proponents, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at the address shown on this letter. Alternatively, you may transmit any response to me by e-mail at astpierr@visa.com.

Once we receive your response, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy materials for the 2015 Annual Meeting. Visa reserves the right to submit a no-action request to the Staff of the SEC, as appropriate, with respect to this proposal.

If you have any questions with respect to the foregoing, please contact me at astpierr@visa.com or Christy Lillquist at clillqui@visa.com.

Sincerely,

Ariela St. Pierre

Ariela St. Pierre
Corporate Secretary

Enclosures: Rule 14a-8
Staff Legal Bulletin 14F
Staff Legal Bulletin 14G

cc: Christy Lillquist

TD Ameritrade

August 10, 2014

James McRitchie & Myra K Young

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16***

Dear James McRitchie & Myra K Young,

Pursuant to your request, this letter is to confirm James McRitchie and his wife Myra K Young have continuously held 15 shares of Visa Inc. (V) common stock in their account ending in ***FISMA & OMB Memorandum M-07-16*** at TD Ameritrade since July 31, 2013. The DTC number 0188 is the clearinghouse number for TD Ameritrade.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

William Walker
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

200 South 108th Ave,
Omaha, NE 68154

www.tdameritrade.com

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
EIsing@gibsondunn.com

October 24, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: *Visa Inc.*
Supplemental Letter Regarding Stockholder Proposal of James McRitchie and Myra Young
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On September 23, 2014, we submitted a letter (the "No-Action Request") on behalf of our client, Visa Inc. (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") that the Company intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders (collectively, the "2015 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from James McRitchie and Myra Young (the "Proponents").

The Proposal requests that the Company's Board of Directors (the "Board") "take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws."

BASIS FOR SUPPLEMENTAL LETTER

The No-Action Request indicated our belief that the Proposal may be excluded from the 2015 Proxy Materials under Rule 14a-8(i)(10) because the Company's Board intended to consider whether to approve at an October 22, 2014 meeting amendments to the Company's Fifth Amended and Restated Certificate of Incorporation (the "Current Certificate") and the Amended and Restated Bylaws (the "Current Bylaws") that would substantially implement the Proposal. We write supplementally to confirm that the Board has adopted resolutions approving and submitting for stockholder approval at the 2015 Annual Meeting of Stockholders amendments to the Current Certificate and the Current Bylaws that will implement a simple majority voting standard in place of all of the supermajority voting provisions in the Current Certificate and the Current Bylaws (the "Certificate and Bylaw

Amendments"). Specifically, the Board approved amendments to remove the supermajority voting provisions as follows:

- Current Certificate Section 4.7: require a majority instead of the 80% vote currently required to authorize the Company to exit its core payments business;
- Current Certificate Section 4.25: require a majority instead of the 75% vote (in each of the three instances it is used in Section 4.25) currently required to approve an exception to restrictions on the transfer of the Class B and Class C Common Stock;
- Current Certificate Section 5.3: require a majority instead of the 80% vote currently required to remove directors from office, with or without cause;
- Current Certificate Section 10.1: require a majority instead of the two-thirds (2/3) vote currently required to amend Sections 4.24 (Limitations on Beneficial Ownership of Class A Common Stock), 4.26 (Sale of Loss Shares), 4.27 (Reserved) and 10.1 (Amendment) (and in each case any related term defined in Section 11.2 (Defined Terms)); and
- Current Bylaws Section 2.5: require a majority instead of the 66 2/3% vote currently required to amend Section 2.5.

Each of these Certificate and Bylaw Amendments require stockholder approval in order to become effective. Thus, the Board also approved submitting each of the Certificate and Bylaw Amendments for stockholder approval at the 2015 Annual Meeting of Stockholders and will recommend that stockholders approve each of the Certificate and Bylaw Amendments.

ANALYSIS

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. Under Rule 14a-8(i)(10), substantial implementation requires that a company's actions satisfactorily address the essential objective of the proposal. *See, e.g.*, *Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); and *Masco Corp.* (avail. Mar. 29, 1999).

The Board's actions with respect to the Certificate and Bylaw Amendments substantially implement the Proposal because the Board has acted to replace each of the provisions in the

Company's Current Certificate and Current Bylaws that call for a supermajority vote with a majority vote requirement. As discussed in the No-Action Request, the Staff consistently has concurred that stockholder proposals like the Proposal calling for the elimination of provisions requiring "a greater than simple majority vote" are excludable under Rule 14a-8(i)(10) where the supermajority voting standards in a company's governing documents are replaced with majority voting standards. For example, in *Hewlett-Packard Co.* (avail. Dec. 19, 2013), the Staff concurred with the exclusion under Rule 14a-8(i)(10) of a stockholder proposal with the same language as the Proposal where the company's board of directors approved a bylaw amendment to replace a two-thirds supermajority voting standard with a majority of outstanding shares voting standard. Similarly, in *McKesson Corp.* (avail. Apr. 8, 2011), the Staff concurred that a proposal requesting that "each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws" was substantially implemented where the company's board of directors approved amendments to its certificate of incorporation and bylaws that would eliminate the supermajority voting standards required for amendments to the certificate of incorporation and bylaws and replace such standards with a majority voting standard. Moreover, in *Express Scripts, Inc.* (avail. Jan. 28, 2010), the Staff concurred that a proposal requesting that "each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal" was substantially implemented where the company's board of directors approved a bylaw amendment that would lower the voting standard required to approve certain bylaw amendments from 66 2/3% of outstanding shares to a majority of outstanding shares. *See also American Tower Corp.* (avail. Apr. 5, 2011) (concurring with the exclusion under Rule 14a-8(i)(10) of a proposal requesting that each supermajority stockholder voting requirement "be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws" where the board of directors of the company approved submitting an amendment to the certificate of incorporation to the company's stockholders for approval that would reduce the stockholder vote required to amend the bylaws from 66 2/3% to a majority of the then-outstanding shares); *Celgene Corp.* (avail. Apr. 5, 2010) (concurring with the exclusion of a proposal nearly identical to *American Tower* under Rule 14a-8(i)(10) as substantially implemented where a bylaw provision requiring a supermajority vote was eliminated and replaced by a majority of outstanding shares voting standard). The Board has taken the same actions as described in this precedent, and thus the Proposal is excludable under Rule 14a-8(i)(10).

As also discussed in the No-Action Request, the Staff has consistently granted no-action relief in situations where the board lacks unilateral authority to adopt amendments to a certificate of incorporation or bylaws but, as is the case here, has taken all of the steps within its power to eliminate the supermajority voting requirements in those documents and submitted the issue for stockholder approval. *See, e.g., McKesson Corp.* (avail. Apr. 8,

2011); *Applied Materials, Inc.* (avail. Dec. 19, 2008); *Sun Microsystems, Inc.* (avail. Aug. 28, 2008); *H.J. Heinz Co.* (avail. Mar. 10, 2008). Accordingly, the Proposal may be excluded from the 2015 Proxy Materials in reliance on Rule 14a-8(i)(10).

Finally, the Staff consistently has granted no-action relief under Rule 14a-8(i)(10) where a company has notified the Staff that it intends to recommend that its board of directors take certain action that will substantially implement the proposal and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g., Hewlett-Packard Co.* (avail. Dec. 19, 2013); *Starbucks Corp.* (avail. Nov. 27, 2012); *DIRECTV* (avail. Feb. 22, 2011); *Johnson & Johnson* (avail. Feb. 19, 2008); *Hewlett-Packard Co. (Steiner)* (avail. Dec. 11, 2007); *Johnson & Johnson* (avail. Feb. 13, 2006); *General Motors Corp.* (avail. Mar. 3, 2004) (each granting no-action relief where the company notified the Staff of its intention to omit a stockholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action).

CONCLUSION

Based on the foregoing analysis and the No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials. In accordance with Rule 14a-8(j), a copy of this supplemental letter is being sent on this date to the Proponent.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Ariela St. Pierre, the Company's Senior Vice President, Chief Counsel, Governance and Corporate Secretary, at (650) 432-3111.

Sincerely,

Elizabeth Ising / KLR

Elizabeth A. Ising

cc: Ariela St. Pierre, Visa Inc.
John Chevedden
James McRitchie
Myra Young

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